# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIRIUSPOINT LTD, CIK 0001576018
CUSIP: G8192H106
Title of class of securities: Common Shares, par value $0.10 per share
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, 285 FULTON STREET, 47TH FLOOR, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001341004-21-000101
Filed by CIK 0001759209
Persons authorized to receive notices and communications: Cheryl Li, General Counsel, CMIG International Holding Pte. Ltd., 3 Temasek Ave Centennial Tower, #17-10, Singapore, Singapore (U0), Singapore, 000-000-0000

## Reporting persons
- CMIG International Holding Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 66,712,069; sole dispositive power 0; shared dispositive power 66,712,069; aggregate amount beneficially owned 66,712,069 (36.5% of the class)
  Comment: (1) Includes 20,991,337 Common Shares issuable upon the exercise of the Warrants.
  (2) Pursuant to the Investor Rights Agreement, the Reporting Persons' voting power in the Issuer will be capped at 9.9 percent, in accordance with the terms of the Investor Rights Agreement and the Bye-laws of the Issuer.
  (3) Based on 161,954,826 Common Shares outstanding as of December 13, 2024, as reported in the Issuer's registration statement on Form S-3 filed with the SEC on December 16, 2024, plus 20,991,337 Common Shares issuable upon the exercise of the Warrants held by CM Bermuda.
- CM Bermuda Ltd (CIK 0001759209): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 66,712,069; sole dispositive power 0; shared dispositive power 66,712,069; aggregate amount beneficially owned 66,712,069 (36.5% of the class)
  Comment: (1) Includes 20,991,337 Common Shares issuable upon the exercise of the Warrants.
  (2) Pursuant to the Investor Rights Agreement, the Reporting Persons' voting power in the Issuer will be capped at 9.9 percent, in accordance with the terms of the Investor Rights Agreement and the Bye-laws of the Issuer.
  (3) Based on 161,954,826 Common Shares outstanding as of December 13, 2024, as reported in the Issuer's registration statement on Form S-3 filed with the SEC on December 16, 2024, plus 20,991,337 Common Shares issuable upon the exercise of the Warrants held by CM Bermuda.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.10 per share
Name of issuer: SIRIUSPOINT LTD
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, 285 FULTON STREET, 47TH FLOOR, NEW YORK, New York (NY), 10007
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relates to the Common Shares and warrants to purchase Common Shares ("Warrants" and, together with the Common Shares, the "Securities") of SiriusPoint Ltd., a Bermuda exempted company limited by shares (the "Issuer" or the "Company"), and amends the Schedule 13D filed by the undersigned with the Securities and Exchange Commission ("SEC") on March 8, 2021, as amended by Amendment No. 1 filed on November 22, 2024 ("Amendment No. 1") and Amendment No. 2 filed on November 26, 2024 ("Amendment No. 2" and, collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

This Amendment No. 3 is being filed to amend Item 4, Item 5, Item 6 and Item 7 as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Securities Purchase Agreement

On December 30, 2024, CM Bermuda entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Company at the instruction of China Construction Bank Corporation ("CCB"), as Facility Agent and Security Trustee under the Pledge Agreement, as described in Item 6 of this Amendment No. 3. Upon the terms and subject to the conditions in the Purchase Agreement, the Company will purchase (i) 20,991,337 Warrants at $3.56 per warrant and (ii) 45,720,732 Common Shares at $14.25 per Common Share (together, the "Purchase"). The aggregate amount payable by the Company under the Purchase Agreement will be $733.0 million, including certain costs and expenses. Following the closing of the Purchase, CM Bermuda will have no remaining ownership interest the Company.

The closing of the Purchase is expected to be completed on or before February 28, 2025. The Purchase Agreement contains customary representations, warranties and covenants of the parties. Consummation of the Purchase is subject only to the representations and warranties of each party being true and correct as of the closing date. The Purchase Agreement contemplates that payment thereunder be made in two tranches. The first payment of $250.0 million was made concurrently with the execution of the Purchase Agreement. At the closing of the Purchase, the Company will pay an additional $483.0 million to CM Bermuda.

Under the terms of the Purchase Agreement, the Company will acquire all Securities at the closing. The Company has placed, and CM Bermuda has consented to, a stop transfer order on all of the Securities during the pendency of the transaction. CM Bermuda has also placed executed transfer delivery instructions and lien releases in respect of the Securities into escrow. In addition, the Purchase Agreement provides that, prior to closing, in the event that the board of directors of the Company (the "Board") has made a good faith determination that CM Bermuda or CCB (i) has transferred any Securities to anyone other than the Company, (ii) has instructed, or sought to cause the transfer of, any Securities to anyone other than the Company or (iii) has authorized or directed any lien to be placed on any of the Securities that would not be released by the terms of the escrowed lien releases or automatically upon consummation of the Purchase without any additional action by CM Bermuda or the Company (any of the foregoing an "Impermissible Transfer Event"), the Company can unilaterally direct the transfer of 17,070,147 Common Shares (the "Covered Securities") to the Company. CM Bermuda and CCB have agreed to pay the Company an aggregate of $250.0 million under certain circumstances where an Impermissible Transfer Event has occurred and the Purchase Agreement is subsequently terminated by the Company. If the conditions to closing of the Purchase are satisfied and the Company fails to make the second $483.0 million payment to CM Bermuda by February 28, 2025, the Purchase Agreement may be terminated by CM Bermuda and the Company will forfeit (A) the $250.0 million paid to CM Bermuda on December 30, 2024, and (B) the right to acquire any of the Securities (and, if applicable, must return any Covered Securities that have been acquired by the Company).

In connection with the transactions contemplated by the Purchase Agreement, the parties have agreed that, effective and contingent upon the closing of the Purchase: (i) Meng Tee Saw will resign from the Board and each committee of the Board of which he is a member, and (ii) the Company and CM Bermuda will terminate that certain Investor Rights Agreement, dated as of February 26, 2021, by and between the Company and CM Bermuda (the "IRA"). CM Bermuda has placed an executed resignation letter and IRA termination agreement into escrow. Following the termination of the IRA, CM Bermuda will no longer have observer rights on the Board.

The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit I hereto and is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
(a) Item 5(a) in Amendment No. 2 is hereby amended and restated as follows:

On the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 36.5% of the Common Shares outstanding. The calculation of the percentage of Common Shares beneficially owned by the Reporting Persons are based on the 161,954,826 Common Shares outstanding as of December 13, 2024, as reported in the Issuer's registration statement on Form S-3 filed with the SEC on December 16, 2024, plus 20,991,337 Common Shares issuable upon the exercise of the Warrants held by CM Bermuda.

Item 5(c) in Amendment No. 1 is hereby amended and restated as follows:

Except as set forth in Item 4 of this Amendment No. 3, none of the Reporting Persons has effected any transaction in the past 60 days in Common Shares or Warrants.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated by reference into this Item 6.

CCB Letter Agreement and Payoff Letter
As of the date hereof, the Securities remain pledged under the Pledge Agreement, as described in Item 6 of Amendment No. 1.

On December 30, 2024, CM Bermuda entered into a Letter Agreement with CCB, whereby CCB as Facility Agent and Security Trustee under the Pledge Agreement has instructed CM Bermuda to enter into the Purchase Agreement. Under the Letter Agreement, CCB has agreed not to take any action resulting in an Impermissible Transfer Event and to be liable under certain circumstances where an Impermissible Transfer Event has occurred and the Purchase Agreement is subsequently terminated.

CCB has also issued a payoff letter, whereby at closing of the Purchase under the Purchase Agreement all security interests and/or other liens or claims which CM Bermuda and/or any other person or entity may have granted to CCB in the Securities to secure the Facility shall automatically be released, or in the case of an acquisition of only the Covered Shares, all security interests and/or other liens or claims which CM Bermuda and/or any other person or entity may have granted to CCB in the Covered Shares to secure the Facility shall automatically be released.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit I Securities Purchase Agreement, dated as of December 30, 2024, by and between the Company and CM Bermuda (filed herewith).

## Signatures
- CMIG International Holding Pte. Ltd.: /s/ Saw Meng Tee, Saw Meng Tee, Director (01/02/2025)
- CM Bermuda Ltd: /s/ Li Hang, Cheryl, CM Bermuda Ltd (01/02/2025)